

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

<u>VIA E-Mail</u>
Mr. Brian Centner
Chief Financial Officer – Ceres Managed Futures LLC
Diversified Multi-Advisor Futures Fund L.P.
522 Fifth Avenue, 14th Floor
New York, New York 10036

      Re: Diversified Multi-Advisor Futures Fund L.P.
                 Form 10-K for the year ended December 31, 2010
                 Filed on March 31, 2011
                 File No. 000-26132

Dear Mr. Centner:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Michael McTiernan

                                     Michael McTiernan
                                     Assistant Director